Exhibit 99.2

MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements, including the notes thereto, included with this report and our audited financial statements included in our final prospectus filed with the Securities and Exchange Commission on March 19, 2021. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the unaudited interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted.

Our consolidated financial statements are presented in Renminbi, or RMB. For the convenience of the reader, we have translated information in the tables below presented in RMB into U.S. dollars at the rate of RMB6.4601 to $1.00, the exchange rate set forth in the China Foreign Exchange Trade System on June 30, 2021. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references in this section to the terms “Company,” “we,” “us,” “our,” “our company” and “Connect Biopharma” refer to Connect Biopharma Holdings Limited, together with our direct and indirect wholly owned subsidiaries.

Overview

We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets. Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, CBP-201, is an antibody designed to target IL-4Rα, which is a validated target for the treatment of inflammatory diseases such as atopic dermatitis (“AD”) and asthma. The estimated global market for AD was approximately USD 10.4 billion in 2020 and is expected to grow to USD 19.3 billion by 2025, a compounded annual growth rate of 13.2%. We have completed the enrollment of a global Phase 2 clinical trial evaluating CBP-201 in patients with AD in April 2021 and have enrolled the first patient dosed in our global Phase 2 clinical trial in adults with moderate-to-severe persistent asthma in May 2021. Furthermore, we are developing CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, for the treatment of inflammatory bowel disease (“IBD”), including ulcerative colitis (“UC”) and Crohn’s disease (“CD”). We anticipate reporting top-line results from our ongoing global Phase 2 trial in UC before the end of the first quarter of 2022. We intend to initiate a global clinical trial in CD based on the encouraging preliminary data from an early CD clinical trial.

Since our inception, we have devoted our resources to developing a differentiated drug discovery approach based on our deep understanding of the immune system and conducting preclinical studies and clinical trials, as well as protecting our intellectual property estate comprising multiple patent families and know-how. Additionally, we have applied resources to business planning and capital raising to develop a pipeline of product candidates. We have funded our operations primarily through equity financing. On March 23, 2021, we completed our initial public offering (“IPO”) for a total cash consideration of USD 219.9 million, before netting underwriting discounts and commissions of USD 15.4 million. As of June 30, 2021, we had a balance of approximately RMB 2,025.0 million (USD 313.5 million) in cash and cash equivalents.

As a research intensive, innovation-focused entity, we have incurred losses and experienced negative operating cash flows since our inception. Our net losses were approximately RMB 75.2 million and approximately RMB 942.5 million (USD 145.9 million) for the six months ended June 30, 2020 and 2021, respectively. As of June 30, 2021, we had an accumulated deficit of approximately RMB 2.0 billion (USD 311.7 million). We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, build our facilities, increase our production capacity, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and expand our pipeline of product candidates.

As our product candidates move further into clinical development stages, we may receive milestone and other payments from third parties with whom we may choose to collaborate. In addition, we may also receive revenues from product commercialization if we obtain regulatory approval for any of our product candidates. However, even with these sources of revenue and income, we may continue to experience losses and negative operating cash flows. We believe that our existing cash and cash equivalents noted above will be sufficient to meet our anticipated daily operation needs for at least the next 12 months.

Program and Business Updates

First Half 2021 Operating Highlights

•	In April 2021, the Company completed the enrollment of a global Phase 2 clinical trial evaluating CBP-201 in patients with AD.

•	In May 2021, the first patient was dosed in a global Phase 2 clinical trial evaluating CBP-201 in adults with moderate-to-severe persistent asthma.

•	In June 2021, the first patient was dosed in the first in human Phase 1 clinical trial evaluating CBP-174 in healthy volunteers.

•

In March 2021, the Company completed a successful IPO of American Depositary Shares (“ADSs”), raising net proceeds of approximately USD 204.5 million, and commenced trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “CNTB”.

•	The Company expanded its leadership team with the appointment of Mr. Yau Wing Yiu (Felix) as Vice President, Finance.

Key Components of Our Results of Operations

Revenue

We do not currently have any approved products. Accordingly, we have not generated any revenue and do not expect to do so unless we obtain regulatory approval and commercialize any of our product candidates or until we receive revenues from collaborations or other arrangements with third parties, neither of which may occur.

Operating Expenses

Research and Development Expenses

Research and development expenses are primarily related to preclinical and clinical development of our product candidates and discovery efforts.

Elements of research and development expenses primarily include (1) expenses related to preclinical testing of our technologies under development and clinical trials such as payments to clinical research organizations (“CROs”), investigators and clinical trial sites that conduct the clinical studies, (2) consultant services related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) expenses to develop our product candidates, including raw materials and supplies, product testing, depreciation, and facility-related expenses, and (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

The majority of our third-party expenses have been related to the development of CBP-201 and CBP-307. During the six months ended June 30, 2020 and 2021, we spent RMB 3.9 million and RMB 142.8 million (USD 22.1 million), respectively, in clinical trial related expenses relating to CBP-201 and RMB 34.5 million and RMB 35.9 million (USD 5.6 million), respectively, in clinical trial related expenses relating to CBP-307. We deploy our personnel and facility-related resources across all of our research and development activities. We have substantially increased our research and development expenditures as we continue the development of our product candidates and conduct discovery and research activities for our preclinical programs. Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We expect that our research and development costs will continue to increase as we conduct new and ongoing preclinical studies and clinical trials and manufacture our product candidates.

We cannot determine with certainty the timing of initiation, duration, or completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue, as well as how much funding is needed to direct to each product candidate on an ongoing basis in response to the results of preclinical studies and clinical trials, regulatory developments and our assessments as to each product candidate’s commercial potential. It is likely that we will need to raise additional capital in the future for commercialization of our products, assuming that we obtain regulatory approval. Our clinical development costs are highly uncertain and may vary significantly based on factors such as:

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing our product candidates;

•	the phase of development of our product candidates; and

•	the efficacy and safety profile of our product candidates.

Any of these variables with respect to the development of our product candidates or any other future candidate that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the PRC National Medical Products Administration, or another regulatory authority were to require us to conduct preclinical studies and clinical trials beyond those we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs. We may never succeed in obtaining regulatory approval for any of our product candidates.

Administrative Expenses

Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal and human resources, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses and other general corporate related expenses.

We expect that administrative expenses will increase due to professional fees, including audit, legal, regulatory and tax-related services, associated with maintaining compliance with Nasdaq listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Other Income

Other income consists of government grants received by us. Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and that we will comply with all attached conditions. Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Fair Value Loss of Financial Instruments with Preferred Rights

The fair value of financial instruments with preferred rights that are not traded in an active market is determined using valuation techniques. We determine the equity value and then allocated the equity value to each element of our capital structure using either an option pricing back-solve method, or OPM, or a hybrid method, which employs the concepts of the OPM and the probability-weighted expected return method, or PWERM, that merged into a single framework. The fair value difference is accounted for as fair value loss of financial instruments with preferred rights within the consolidated statements of loss. Our financial instruments with preferred rights were converted into our ordinary shares upon completion of our IPO.

Income Taxes

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where we operate.

(a) Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Accordingly, we are exempted from Cayman Islands income tax.

(b) Hong Kong

Hong Kong profits tax rate has been 16.5% since April 1, 2018 when the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$ 2 million and 16.5% for any assessable profits in excess thereof. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the six months ended June 30, 2020 or 2021.

(c) United States

Our subsidiary, Connect Biopharm LLC, is incorporated in the United States and is a disregarded entity wholly owned by Suzhou Connect Biopharma Co., Ltd. (before September 2018) and then by Connect Biopharma Hong Kong Limited, from a tax perspective. During the periods ended June 30, 2020 and 2021, from a U.S. tax perspective, Connect HK is subject to U.S. federal corporate income tax at a rate of 21% and to state income tax in California at a rate of 8.84%, to the extent the income is apportionable to Connect US. No provision for income taxes was made for the six months ended June 30, 2020 or 2021.

(d) Australia

Our subsidiary, Connect Biopharma Australia PTY LTD (“Connect AU”), is incorporated in Australia. Companies registered in Australia are subject to Australian profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australian tax laws. The applicable tax rate in Australia is 30%. Connect AU had no taxable income for the six months ended June 30, 2020 or 2021, therefore, no provision for income taxes has been provided.

(e) People’s Republic of China (PRC)

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of our respective subsidiaries in the PRC during the six months ended June 30, 2020 and 2021 in accordance with relevant PRC enterprise income tax rules and regulations. No provision for PRC corporate income tax has been made for the six months ended June 30, 2020 or 2021 as we did not have any assessable profit for the year ended December 31, 2020 and do not expect any assessable profit for the year ending December 31, 2021.

Results of Operation

Comparison of the Six Months Ended June 30, 2020 and 2021

The following table summarizes key components of our results of operations:

	Six Months Ended June 30,
	2020	2021	2021	Change
	RMB’000	RMB’000	USD’000 (1)	RMB’000
Research and development expenses	(59,047)	(217,806)	(33,716)	(158,759)
Administrative expenses	(7,086)	(47,965)	(7,425)	(40,879)
Other income	2,715	5,041	780	2,326
Other gains/(losses) - net	878	(7,640)	(1,183)	(8,518)

Operating loss	(62,540)	(268,370)	(41,544)	(205,830)

Finance income	569	180	28	(389)
Finance cost	(19)	(22)	(3)	(3)

Finance (cost) income - net	550	158	25	(392)
Fair value loss of financial instruments with preferred rights	(13,217)	(674,269)	(104,374)	(661,052)

Loss before income tax	(75,207)	(942,481)	(145,893)	(867,274)
Income tax	—	—	—	—

Net loss	(75,207)	(942,481)	(145,893)	(867,274)

(1)	USD 1.00 = RMB 6.4601.

Research and Development Expenses

Research and development expenses increased from RMB 59.0 million to approximately RMB 217.8 million (USD 33.7 million) for the six months ended June 30, 2021 compared to that of the same period in 2020. This increase was driven primarily by increased clinical trials related expenses, personnel expenses and lab related expenses. Clinical trials related expenses increased from RMB 40.5 million to approximately RMB 182.5 million (USD 28.3 million) as the Company expanded its CBP-201 clinical program in patients moderate to severe persistent asthma and chronic rhinosinusitis with nasal polyps (CRSwNP). Personnel expense increased from RMB 7.0 million to approximately RMB 23.0 million (USD 3.6 million) because of the significant increase in the number of employees. Lab related expenses increased from RMB 0.8 million to approximately RMB 6.6 million (USD 1.0 million) primarily because of expansion of our lab space.

Administrative Expenses

Administrative expenses increased from RMB 7.1 million to approximately RMB 48.0 million (USD 7.4 million) for the six months ended June 30, 2021, compared to that of the same period in 2020. The increase in administrative expenses during the six months ended June 30, 2021 was primarily due to (i) professional fees from audit, legal, regulatory and tax-related services which were related to our IPO but were not deducted from our equity of RMB 19.7 million (USD 3.1 million); (ii) RMB 10.9 million (USD 1.7 million) of stock-based compensation expense; (iii) director and officer insurance expenses of RMB 6.5 million (USD 1.0 million); (iv) headcount and resources related costs totaling RMB 5.4 million (USD 0.8 million) to support our business operations; and (v) market research expenses of RMB 2.5 million (USD 0.4 million).

Other Income

Other income increased from RMB 2.7 million to RMB 5.0 million (USD 0.8 million) for the six months ended June 30, 2021, compared to that of the same period in 2020. For the six months ended June 30, 2021, the amount consisted of a one-time award of RMB 5.0 million (USD 0.8 million) from Chinese local government for our successful IPO listing. For the six months ended June 30 2020, the amount primarily consisted of a research and development incentive refund of RMB 2.7 million.

Other Gains (losses)—Net

We recorded a net loss of approximately RMB 7.6 million (USD 1.2 million) compared to a net gain of approximately RMB 0.8 million recorded on June 30, 2020. The loss primarily consisted of expenses incurred of RMB 7.0 million (USD 1.1 million) due to a phishing scam experienced in May 2021 which resulted in our remitting such amount to an account set up by the phishers rather than to one of our vendors. No loss or download of company data nor any loss or compromise of customer or third-party information has been discovered and the Company is currently continuing to investigate this incident. Management has filed a claim with the Company’s cyberinsurance underwriter. No recovery from insurance has been received as of the date of this filing.

Finance Costs

Finance costs are principally interest related to lease liabilities which remained approximately the same for the periods ended June 30, 2020 and 2021.

Fair Value Loss of Financial Instruments with Preferred Rights

Fair value loss of financial instruments with preferred rights increased from RMB 13.2 million to approximately RMB 674.3 million (USD 104.4 million) for the six months ended June 30, 2021, compared to that of the same period in 2020. The increase was mainly due to (i) the issuance of 21.3 million shares of financial instruments with preferred rights in 2020 and, (ii) the increase in fair value per share in the six months ended June 30, 2021 compared to the six months ended June 30, 2020 due to milestones achieved after the six months ended June 30, 2020 and the completion of our IPO in March 2021. Upon our IPO, the financial instruments with preferred rights converted into our ordinary shares.

Liquidity and Capital Resources

Overview

We are a clinical development stage company that has generated no revenues and are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of June 30, 2021, we had an accumulated deficit of RMB 2.0 billion (USD 311.7 million) as of June 30, 2021, and we expect to continue to incur significant losses for the foreseeable future. As of June 30, 2021, we had cash and cash equivalents of approximately RMB 2.0 billion (USD 313.5 million). Our principal sources of funding have historically been continuous cash contributions from common equity holders and preferred shareholders, including our IPO that we completed on March 23, 2021 for total cash consideration of USD 219.9 million before underwriting discounts and commissions. We believe, based on our current operating plan and expected expenditures, that our existing cash, cash equivalents and short-term investments in wealth management products will be sufficient to meet our anticipated operating cash for at least the next 12 months and meet the requirements of a going concern.

Cash Flows for the Six Months Ended June 30, 2020 and 2021

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
	2020	2021	2021
	RMB’000	RMB’000	USD’000 (1)
Cash Flow Data:
Net cash used in operating activities	(52,980)	(252,756)	(39,126)
Net generated from (used in) investing activities	4,311	(32,555)	(5,039)
Net cash (used in) generated from financing activities	(223)	1,317,342	203,920

Net (decrease) increase in cash and cash equivalents	(48,892)	1,032,031	159,755

(1)	USD 1.00 = RMB 6.4601.

Operating Activities

During the six months ended June 30, 2021, net cash used in operating activities was RMB 252.8 million (USD 39.1 million), primarily due to our net loss of RMB 942.5 million (USD 145.9 million), offset by certain adjustments of RMB 695.8 million (USD 107.7 million) and negative working capital change in our operating assets and liabilities of RMB 6.2 million (USD 1.0 million). The certain adjustments consisted primarily of the fair value changes of financial instruments with preferred rights of RMB 674.3 million (USD 104.4 million), share-based compensation expense of RMB 19.4 million (USD 3.0 million), the net foreign exchange loss of RMB 0.7 million (USD 0.1 million), and depreciation and amortization expense of RMB 1.4 million (USD 0.2 million). The negative working capital change in operating assets and liabilities was primarily due to an increase in other receivables and prepayments of RMB 42.5 million (USD 6.6 million) driven by prepayments to the clinical trials related vendors for CBP-307 and CBP-201 and preparation for the production of CBP-201 to be used in future clinical trials, an increase in other non-current assets of RMB 3.1 million (USD 0.5 million) due to higher deductible value-added tax, or VAT, balances which can offset against future VAT payables and a decrease in other payables and accruals of RMB 1.6 million (USD 0.3 million). These were offset by an increase in trade payables of RMB 41.0 million (USD 6.4 million) due to timing of payments on outstanding payables, including IPO expenses, and increases in research and development activities related to clinical trials for CBP-307 and CBP-201.

During the six months ended June 30, 2020, net cash used in operating activities was RMB 53.0 million, primarily due to our net loss of RMB 75.2 million, offset by certain adjustments of RMB 14.7 million and positive working capital change in our operating assets and liabilities of RMB 7.9 million. The certain adjustments consisted of fair value changes of financial instruments with preferred rights of RMB 13.2 million, share-based compensation expense of RMB 1.6 million, and depreciation and amortization expense of RMB 0.4 million, offset by the net foreign exchange gain of RMB 0.5 million. The positive working capital change in operating assets and liabilities was primarily due to increases in trade payables and other payables and accruals of RMB 16.6 million due to timing of payments on outstanding payables, an increase in other receivables and prepayments of RMB 6.3 million primarily related to the prepayments to the clinical trials related vendors for CBP-307 Phase 2 clinical trials, and an increase in other non-current assets of RMB 2.4 million due to higher deductible VAT, balances which can offset against future VAT payables.

Investing Activities

During the six months ended June 30, 2021, net cash used in investing activities of RMB 32.6 million (USD 5.0 million) was primarily related to the purchase of financial assets of RMB 42.5 million (USD 6.6 million), the purchase of property, plant and equipment of RMB 23.5 million (USD 3.6 million), and the prepayment of land lease payments of RMB 22.3 million (USD 3.4 million), offset by the proceeds from the disposal of financial assets of RMB 55.7 million (USD 8.6 million).

During the six months ended June 30, 2020, net cash used in investing activities of RMB 4.3 million was primarily related to the purchase of financial assets of RMB 43.2 million and the purchase of property, plant and equipment of RMB 0.3 million, offset by the proceeds from the disposal of financial assets of RMB 47.9 million.

Financing Activities

During the six months ended June 30, 2021, net cash generated from financing activities was RMB 1,317.3 million (USD 203.9 million), primarily resulting from the proceeds of USD 219.9 million from the sale of ordinary shares in the IPO or RMB 1,431.8 million based on the exchange rate as of the date of the IPO, offset by the payments in relation to underwriting discounts and commissions and issuance costs of USD 17.1 million or RMB 111.4 million based on the exchange rates as of the dates they were incurred and other payments in relation to share repurchase and lease liabilities.

During the six months ended June 30, 2020, net cash used in financing activities was RMB 0.2 million related to the payments of lease liabilities.